Exhibit (a)(1)(vii)

ENERGY TRANSFER PARTNERS, L.P. ANNOUNCES

TENDER OFFER TO PURCHASE COMMON UNITS OF PENNTEX MIDSTREAM PARTNERS, LP FOR $20.00 PER UNIT IN CASH

DALLAS (May 18, 2017) – Energy Transfer Partners, L.P. (NYSE: ETP) (“ETP”) today announced its tender offer to purchase all of the outstanding common units representing limited partner interests in PennTex Midstream Partners, LP (NASDAQ: PTXP) (“PennTex”) not currently owned by ETP for $20.00 per common unit in cash. ETP currently owns approximately 32.4% of the outstanding PennTex common units. The tender offer will expire on June 19, 2017, unless the offer is extended in accordance with its terms.

There can be no assurance that the tender offer will be completed. The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn sufficient PennTex common units such that, following the closing of the tender offer, ETP and its affiliates own over 80% of the outstanding PennTex common units (the “minimum tender condition”), unless such condition is waived. If the minimum tender condition is waived by ETP it shall remain a non-waivable condition that a majority of the PennTex common units held by unitholders that are not affiliates of ETP are validly tendered and not withdrawn. The tender offer is also subject to other customary conditions, as specified in the offer documents. The tender offer is not subject to a financing condition. ETP expects to pay the offer consideration from cash on hand and/or borrowings under ETP’s credit facilities.

Following the purchase by ETP of PennTex common units in the tender offer that would provide ETP and its affiliates with greater than 80% of the outstanding PennTex common units, ETP will exercise its limited call right provided for in the PennTex partnership agreement, which will result in the acquisition by ETP of all outstanding PennTex common units. If the limited call right is exercised, the remaining holders of PennTex common units will receive at least the same cash price per common unit as paid in the tender offer. If ETP waives the minimum tender condition and ETP accepts for purchase PennTex common units upon completion of the offer but ETP and its affiliates do not own more than 80% of the then outstanding PennTex common units, ETP cannot exercise the limited call right provided for in the PennTex partnership agreement.

The offer to purchase, letter of transmittal and related documents will be mailed to unitholders of record of PennTex and will also be made available for distribution to beneficial owners of PennTex common units.

Important Information

This press release is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of tenders of PennTex common units will only be made pursuant to the offer to purchase and related materials that ETP will be mailing to holders of PennTex common units. Unitholders should read those materials carefully because they contain important information, including the various terms and conditions of the offer. Unitholders can obtain copies of the offer to purchase, letter of transmittal and related materials filed by ETP as part of the statement on Schedule TO with the U.S. Securities Exchange Commission (the “SEC”) on May 18, 2017 through the SEC’s website at www.sec.gov without charge. Unitholders may also obtain copies of the offer to purchase and related materials, when and as filed with the SEC, without charge from ETP or by written or oral request directed to MacKenzie Partners, Inc., at (800) 322-2885.

Energy Transfer Partners, L.P. (NYSE: ETP) is a master limited partnership that owns and operates one of the largest and most diversified portfolios of energy assets in the United States. Strategically positioned in all of the major U.S. production basins, ETP owns and operates a geographically diverse portfolio of complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids

(NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ETP’s general partner is owned by Energy Transfer Equity, L.P. (NYSE: ETE). For more information, visit the Energy Transfer Partners, L.P. website at www.energytransfer.com.

Energy Transfer

Investor Relations:

Helen Ryoo, Lyndsay Hannah, Brent Ratliff, 214-981-0795

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Media Relations:

Vicki Granado, 214-840-5820